Exhibit 99.1

EXTENSION TO VOLUNTARILY DELISTING DATE

9 October 2023 — Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB) provides the following update in relation to its ASX announcement of 5 September 2023, whereby the Company announced that it had requested formal approval from ASX to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (Delisting).

The Company has received a number of inquiries from shareholders in Australia requesting additional time to complete the conversion process of ordinary shares into American Depositary Shares (ADSs). In an effort to accommodate its shareholders, the Company has decided to extend the proposed Delisting date to 16 October 2023 to allow current shareholders the ability and time to be able to transfer their fully paid ordinary shares to ADSs if they wish to do so.

The Company’s ADSs, each of which represents 275 ordinary shares (Shares) will continue to trade on the Nasdaq Capital Market under the trading symbol ‘MOB’ without interruption.

Arrangements to enable conversion of Shares

The Company has established a voluntary ADS conversion facility which will enable shareholders to convert their ordinary shares to ADS without the ADS conversion fee, which will be waived by the Bank of New York Mellon, so long as the conversion is completed prior to 31 October 2023. The Company will release any additional information in relation to the ADS conversion facility in due course.

The Company will also provide shareholders with further general information on the sale and/or conversion of their Shares in communications to be provided in connection with the Delisting.

For any questions, shareholders can contact either the Company’s Share Registry, Boardroom Pty Limited, on 1300 737 760 (within Australia) or +61 2 9290 9600, or the Company Secretary on +61 3 8630 3321.

Updated Timetable

A updated timetable for the Delisting is set out below:

Event	Date
Announcement of proposed Delisting	5 September 2023
Announcement of extension	9 October 2023
Closing Date: Participation in ADS Conversion Facility	16 October 2023
Last day for trading of shares on ASX	17 October 2023
Delisting date	19 October 2023

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.